EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Participants and Administrator
Ryder System, Inc. Employee Savings Plan A:

We consent to incorporation by reference in the Registration Statement (No. 33-58001) on Form S-8 of Ryder System, Inc. of our report dated June 16, 2004, which makes reference to the merger on December 31, 2003 of the Ryder System, Inc. Employee Savings Plan A into the Ryder System, Inc. Employee Savings Plan B, relating to the statements of net assets available for plan benefits of the Ryder System, Inc. Employee Savings Plan A as of December 31, 2003 and 2002, the related statements of changes in net assets available for plan benefits for the years then ended, which report appears in the December 31, 2003 annual report on Form 11-K of the Ryder System, Inc. Employee Savings Plan A filed by Ryder System, Inc.

/s/ KPMG LLP
Miami, Florida
June 25, 2004